Exhibit 99.2

[Graphic Appears Here] Notice of 2020 annual meeting of common shareholders and notice of availability of meeting materials NOTICE AND ACCESS As permitted by the Canadian Securities Administrators and pursuant to an exemption from the proxy solicitation requirement received from the Office of the Superintendent of Financial Institutions, we are using “notice and access” to deliver our Management Information Circular (circular) to our registered and non-registered shareholders for our annual meeting. We are also using “notice and access” to deliver our annual management’s discussion and analysis (“MD&A”) to our registered shareholders and our MD&A and annual financial statements (together with our MD&A and circular, the “meeting materials”) to share ownership account participants and non-registered shareholders. This means that instead of receiving a paper copy of certain meeting materials, you are receiving this notice, which provides information on how to access these meeting materials online. You will also find below information on how to request paper copies of these meeting materials if you prefer. Adopting notice and access allows us to reduce our printing and mailing costs, and is consistent with our sustainability strategy. You will find enclosed with this notice a proxy or voting instruction form, enabling you to vote at our annual meeting. WHERE: Virtual only meeting via live audio webcast online at https://web.lumiagm.com/186947015 Password: ”sunlife2020” (case sensitive) We recommend that you log in at least one hour before the meeting starts. SHAREHOLDERS WILL BE ASKED TO CONSIDER AND VOTE ON THE FOLLOWING MATTERS: 01 Election of the directors (page 9 of the circular) 02 Appointment of the auditor (page 17 of the circular) 03 A non-binding advisory vote on our approach to executive compensation (page 18 of the circular) NA-1-20 Notice of 2020 Annual Meeting | Notice of Availability of Meeting Materials 01

MEETING MATERIALS CAN BE FOUND ONLINE ON: SEDAR at www.sedar.com EDGAR at www.sec.gov/edgar.shtml Our transfer agent’s website at www.meetingdocuments.com/astca/slf Our website at www.sunlife.com/2020agm VOTING: Registered shareholders are asked to return their completed proxies, or exercise their vote by the voting deadline, May 1, 2020 at 5:00 P.M. (Toronto time). Please refer to your proxy for detailed instructions on how to vote. INTERNET: www.astvotemyproxy.com TELEPHONE: 1 888-489-7352 (toll-free Canada & U.S.) FAX: 1 866-781-3111 (toll-free Canada & U.S.) or 416-368-2502 (other countries). MAIL: Please use the envelope provided REQUESTING A PAPER COPY OF MEETING MATERIALS:Upon request received at any time prior to or up to one year following the date of filing of the circular, annual report, annual financial statements or annual MD&A, as applicable we will send you a paper copy of the document at no cost. The request can be made online at www.meetingdocuments.com/astca/slf or by telephone at 1-888-433-6443 (toll–free from Canada and the U.S.) or 416-682-3801 (other countries). For the circular, your request for a paper copy should be received at least seven business days in advance of the proxy deposit date (being April 23, 2020) in order to receive the circular in advance of the voting deadline. PLEASE CALL:AST Trust Company (Canada), our transfer agent, at 1-888-433-6443 (toll–free Canada and the U.S.) or 416-682-3801 (other countries) if you have questions about Notice and Access. Go Digital! Electronic delivery of other continuous disclosure documents REGISTERED SHAREHOLDERS AND SHARE OWNERSHIP ACCOUNT PARTICIPANTS Sign up for e-delivery at https://ca.astfinancial.com/SLFGoDigital OR by checking the box on the reverse side of your proxy form and providing your email address. NON-REGISTERED SHAREHOLDERS IN CANADA AND U.S. Sign up for e-delivery at www.proxyvote.com using the control number on your voting instruction form OR after the meeting by obtaining a unique registration number from your financial intermediary.NA-1-20 Notice of 2020 Annual Meeting | Notice of Availability of Meeting Materials 02